Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: New December, Inc.
                                              Commission File Number: 333-101052


On February 26, 2002, Dreyer's Grand Ice Cream, Inc. made a recorded message from its Chief Executive Officer, T. Gary Rogers, available to its employees, excerpts of which follow:

....Speaking of historic years, let me now give you an update on the status of our pending alliance with Nestle.

As I've explained in earlier messages, in order to get the deal with Nestle closed, we have had to work with two Federal agencies, the SEC or Securities and Exchange Commission (SEC) and the FTC or Federal Trade Commission.

The SEC has required us to complete a huge document called an S-4 Registration Statement which gets mailed to our shareholders to explain the deal to them so that they can vote intelligently on it. We have never had any doubt that our shareholders would overwhelmingly approve this deal, but preparing this official Registration Statement has been a huge undertaking. The SEC has finally given us their approvals and we are proceeding to hold our shareholder vote on March 20, so all of you that are shareholders will be getting this 340 page explanation of the deal shortly.

The legal and accounting teams that have now finally completed this process truly toiled mightily, worked weekends and pulled a number of all-nighters to meet the SEC deadlines along the way and we owe them a huge debt of gratitude for the work they have put in. This proved to be a much more complex and difficult task than we anticipated at the outset and I want to extend my heartfelt thanks to everyone who has helped get this part of the process across the finish line.

The other part of the governmental review process involves the Federal Trade Commission or FTC which is concerned about any potential anti-competitive effects that may result from the deal. In a surprise to us the FTC has taken the position that the market for superpremium ice cream has to be viewed separately from the packaged ice cream market generally. If this position prevails, it may become necessary to divest some of our current products to gain FTC clearance for our deal. At this juncture we and our lawyers are discussing these issues and the ramifications with the FTC on a daily basis.

In a related development, Unilever has announced that they may decide to sell Ben & Jerry's through the grocer's warehouse once the Nestle alliance closes. However under our contract with Unilever, they have to give us nine months notice after the deal closes to take Ben & Jerry's back out of our distribution system.

All of these considerations are inter-related and make it complicated and really quite difficult to now to say exactly what will happen and when. However, we are hopeful that these issues will be resolved over the next month or so. But, at this point it is hard to see how our deal will get closed before the end of March because it is possible that our negotiations with the FTC could drag on until then. . .